EXHIBIT 99.1

Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Pretium Resources Inc. (“Pretivm”) Suite 2300, 1055 Dunsmuir Street Bentall 4, PO Box 49334 Vancouver, BC V7X 1L4
Item 2	Date of Material Change October 1, 2015
Item 3	News Release The news release dated October 1, 2015 was disseminated through Marketwire and filed on SEDAR.
Item 4	Summary of Material Change On October 1, 2015, Pretivm announced that Nicole Adshead-Bell had been appointed to its Board of Directors.
Item 5	Full Description of Material Change

5.1  Full Description of Material Change

On October 1, 2015, Pretivm announced that Nicole Adshead-Bell had been appointed to its Board of Directors.

Dr. Adshead-Bell has over 20 years of experience in the mining sector and capital markets. For the last 13 years Dr. Adshead-Bell has focused on evaluating and advising mining sector companies, most recently as Director of Mining Research at Sun Valley Gold LLC (an SEC-registered investment advisor), prior to that as Managing Director Investment Banking at Haywood Securities, and as a sell-side Mining Analyst at Dundee Securities. Dr. Adshead-Bell earned a Bachelor of Science Degree, a First Class Honours Degree in Geology, and a Ph.D. in Geology from James Cook University in North Queensland, Australia.

5.2 Disclosure for Restructuring Transactions Not applicable.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer Alicia Milne Corporate Secretary Phone: 604-558-1784
Item 9	Date of Report Dated at Vancouver, BC, this 9th day of October, 2015.